Exhibit 21.1

CytoSorbents Corporation

List of Subsidiaries

Name	Jurisdiction
CytoSorbents Medical Inc.*	Delaware
CytoSorbents Europe GmbH*	Germany
CytoSorbents Switzerland**	Switzerland
CytoSorbents Poland Sp. z.o.o.**	Poland
CytoSorbents UK Limited***	United Kingdom

*Wholly-owned subsidiary of CytoSorbents Corporation

**Wholly-owned subsidiary of CytoSorbents Europe GmbH

***Wholly-owned subsidiary of CytoSorbents Medical Inc.